FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of SEPTEMBER, 2006

OROMIN EXPLORATIONS LTD. (File #0-30614)

(Translation of registrant's name into English)

Suite 2000, 1055 West Hastings St., Vancouver, B.C. Canada, V6E 2E9

(Address of principal executive offices)

Attachments:

1.

Oromin Explorations Ltd. BC FORM 53-901F, Material Change Report,

2.

Oromin Explorations Ltd. News Release Dated September 12, 2006.

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

  Form 20-F    X     Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

OROMIN EXPLORATIONS LTD.

(Registrant)

Date: October 6, 2006

By:

“James G. Stewart”

 James G. Stewart

Its:       Secretary

(Title)

Oromin Explorations Ltd.

2000 – 1055 West Hastings Street, Vancouver, B.C. V6E 2E9

Phone:  (604) 331-8772  Fax:  (604) 331-8773

October 5, 2006

SECURITIES AND EXCHANGE COMMISSION	VIA EDGAR

Judiciary Plaza Office Building

450 Fifth Street, N.W.

Washington, D.C.   20549

Dear Sir or Madam:

RE:

Oromin Explorations Ltd. - (File #0-30614)

Form 6-K

On behalf of Oromin Explorations Ltd., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Very truly yours,

OROMIN EXPLORATIONS LTD.

“James G. Stewart”

per:

James G. Stewart

Secretary

Enclosures

cc:

Standard & Poor's Corporation (w. 3 copies)

Miller Thomson, Attn:  Mr. Rupert Legge

This is the form of material change report required under Section 85(1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F

(formerly Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

NOTE:

This form is intended as a guideline.  A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

If this report is filed on a confidential basis, put at the beginning of the report in block capitals “CONFIDENTIAL - SECTION 85”, and in an envelope marked “Confidential - Attention: Supervisor, Financial Reporting”.

Item 1.

Reporting Issuer

Oromin Explorations Ltd.

Suite 2000, 1055 West Hastings Street

Vancouver, B.C.

V6E 2E9

Item 2.

Date of Material Change

September 12, 2006

Item 3.

Press Release

September 12, 2006, Vancouver, B.C.

Item 4.

Summary of Material Change

Additional drilling results from the Sabodala Property announced.

Item 5.

Full Description of Material Change

See attached news release.

Item 6.

Reliance on Section 85(2) of the Act

Not applicable

Item 7.

Omitted Information

There are no other proposed material changes in the affairs of the Issuer which have not been disclosed in this form.

Item 8.

Senior Officers

Enquiries may be directed to J.G. Stewart, the Issuer’s Secretary at

604-331-8772

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to here.

Dated at Vancouver, B.C. this 13th day of  September 2006.

OROMIN EXPLORATIONS LTD.

By:

“J.G. Stewart”

Secretary

(Official Capacity)

J.G. Stewart

(Please print here name of individual

 whose signature appears above.)

OROMIN	Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C. Canada V6E 2E9
EXPLORATIONS LTD.	Tel: (604) 331-8772 Fax: (604) 331-8773 E-mail: info@oromin.com

September 12, 2006	Trading Symbol: TSX Venture – OLE Web Site: www.oromin.com

DRILLING AND TRENCHING AT SABODALA

EXPANDS GOLD MINERALIZATION

HIGHLIGHTS

▪

DRILL RESULTS FROM GOLOUMA WEST AND GOLOUMA SOUTH INCLUDE 3.97 G/T GOLD OVER 20 METRES AND 5.06 G/T GOLD OVER 7 METRES, RESPECTIVELY

▪

TRENCH RESULTS FROM GOLOUMA WEST AND GOLOUMA SOUTH INCLUDE 8.81 G/T GOLD OVER 7 METRES AND 8.28 G/T GOLD OVER 12 METRES, RESPECTIVELY

▪

INITIAL TRENCH RESULTS FROM THE NEW CLOVERLEAF TARGET AREA RETURNS 6.48 G/T GOLD OVER 7 METRES

▪

SRK CONSULTING ENGINEERS HAS BEEN CONTRACTED TO DESIGN AND OUTLINE THE PARAMETERS FOR OROMIN’S UPCOMING SABODALA PRE-FEASIBILITY PROGRAM

▪

DRILLING TO BE ACCELERATED WITH THE ADDITION OF A FURTHER 4 TO 6 RC AND RAB DRILL RIGS

▪

NUMEROUS NEW TARGET AREAS OUTLINED BY ONGOING REGIONAL EXPLORATION

Oromin Explorations Ltd (“TSX-V:OLE”) is pleased to provide an update on the rapidly advancing exploration program at its Sabodala Property in eastern Senegal.  Despite the rainy season, Oromin has continued its successful excavator trenching and drilling activity throughout the property.  As the rainy season draws to a close at Sabodala, Oromin will escalate all aspects of the exploration program with the addition of a second excavator, re-instatement of the soil sampling program, re-start of ground IP geophysics, and mobilisation of additional drill rigs, including both RAB and RC drills.

The following table outlines the significant drilling results from ten new holes and four excavator trenches at the Golouma West Zone:

GOLOUMA WEST ZONE – NEW HOLE AND TRENCHES

Drill Hole (DH) or Trench (TR)	Grid Co-ordinates	Azimuth/Dip	From – To (m)	Interval (m)	Gold (g/t)
DH-20	3555N/4651E	030°/-45°	43 - 60 incl. 43 - 50 73 - 95 incl. 79 - 87	17 7 22 8	3.57 5.81 2.80 5.11
DH-21	3555N/4651E	030°/-67°	81 - 85 93 - 113 incl. 95 - 101 126 - 129 136 - 149	4 20 6 3 13	2.55 3.97 7.99 7.99 2.54
DH-22	3652N/4473E	175°/-47°	32 - 39	7	12.15
DH-23	3500N/4658E	030°/-60°	76 - 79 129 - 133 137 - 143 180 - 184	3 4 6 4	4.83 1.35 1.18 1.33
DH-24	3505N/4624E	030°/-60°	87 - 89 163 - 166 170 - 199 incl. 174 - 182	2 3 29 8	3.42 1.42 2.08 4.80
DH-25	3615N/4545E	015°/-45°	28 - 44 incl. 41 - 44	16 3	3.29 9.40
DH-26	3588N/4537E	015°/-50°	42 - 50 56 - 68	8 12	1.42 1.35
DH-27	3588N/4537E	015°/-75°	40 - 43 91 - 100 138 - 141	3 9 3	2.75 1.28 2.10
DH-28	3578N/4562E	015°/-45°	37 - 38	1	4.49
DH-29	3578N/4562E	015°/-65°	66 - 74	8	2.43
TR-70	3500N/4704E	050°	4.0-13.0	9.0	3.10
TR-72	3290N/4970E	015°	24.0-31.0	7.0	8.81
TR-74	3670N/4660E	200°	32.0-40.0	8.0	2.76
TR-78	3300N/4865E	025°	109.0-130.0	21.0	1.88

At Golouma West, trenching and drilling has now successfully traced the gold mineralization along a minimum strike length of 900 metres.  Drilling results, including the following previously drilled holes, confirm excellent continuity of mineralization to a minimum vertical depth of 150 metres.

GOLOUMA WEST ZONE – PREVIOUS HOLES

Drill Hole	Grid Co-ordinates	Azimuth/Dip	From – To (m)	Interval (m)	Gold (g/t)
DH-01	3616N/4569E	010º	18 - 29 41 - 43	11 2	2.77 3.03
DH-02	3590N/4576E	010º	21 - 24 41 - 43	3 2	9.43 2.49
DH-16	3550N/4680E	030°/-45°	48 - 66 80 - 90	18 10	2.84 3.50
DH-17	3550N/4680E	030°/-65°	67 - 132	65	7.83

The following table outlines the significant drilling results from two new holes and four excavator trenches at the Golouma West Zone:

GOLOUMA SOUTH ZONE – NEW HOLES AND TRENCHES

Drill Hole (DH) or Trench (TR)	Grid Co-ordinates	Azimuth/Dip	From – To (m)	Interval (m)	Gold (g/t)
DH-32	3117N/5184E	110°/-45°	40 - 47	7	5.06
DH-33	3100N/5164E	110°/-45°	42 - 45 78 - 82 101 - 106 119 - 120	3 4 5 1	5.65 2.06 1.34 13.27
TR-75	3086N/5270E	300°	46.0-56.0 70.0-73.0	10.0 3.0	6.45 3.26
TR-76	3145N/5176E	070°	18.0-30.0	12.0	8.28
TR-77	3274N/5380E	300°	0.0-3.0	3.0	3.54
TR-87	3080N/5247E	300°	30.0-39.0	9.0	2.57

At Golouma South, trenching and drilling has now successfully traced the gold mineralization along a minimum strike length of 400 metres.  Drilling results, including the following previously drilled holes, confirm excellent continuity of mineralization to a minimum vertical depth of 100 metres.

GOLOUMA SOUTH ZONE – PREVIOUS HOLES

Drill Hole	Grid Co-ordinates	Azimuth/Dip	From – To (m)	Interval (m)	Gold (g/t)
DH-03	3016N/5161E	110°/-45°	0 - 30	30	2.42
DH-11	3035N/5130E	110°/-45°	40 - 63	23	6.64
DH-12	3035N/5130E	110°/-70°	45 - 58 79 - 87	13 8	2.84 1.30
DH-13	3057N/5138E	110°/-45°	57 - 60 87 - 90	3 3	2.90 1.19
DH-14	3005N/5124E	110°/-45°	44 - 61	17	7.06
DH-15	3005N/5124E	110°/-70°	62 - 70 80 - 82	8 2	6.53 2.06

All drill hole assay intervals are based on one metre sample composites and a 0.5 g/t gold cut-off.  The attitude of mineralized intervals varies and may not represent true widths.  Two holes drilled to test a geophysical anomaly at the Golouma East area returned only geochemically anomalous results.

OTHER EXPLORATION TARGETS

Since the commencement of Oromin’s USD$8 million comprehensive exploration program at Sabodala, Oromin has made more than thirty new prospecting discoveries throughout the Sabodala exploration concession.

Of these new exploration discoveries only four have been subject to a significant amount of exploration: Golouma West and Golouma South, the extensions to the previously known Masato Zone and the Niakafiri Southwest/Southeast Zone - southern extension of the Niakafiri Deposit located on the adjacent property of Mineral Deposits Limited.

Many of Oromin’s newly discovered exploration target areas are at the same stage of exploration as the foregoing four discoveries were twelve months ago.  In particular, the Cloverleaf, Kinemba, Sabodala North, Sekoto, Mamakono and Maki Madina, target areas are priority exploration targets.

A compilation map showing the location of the new drill holes and the some of the new prospecting discoveries is attached.

Oromin is presently compiling an overview of its exploration to date and expects to release this compilation information shortly.

Fieldwork was carried out under the supervision of Gerald McArthur P. Geol., a “qualified person” for the purposes of National Instrument 43-101, who has also verified the data disclosed in this news release.  TSL Laboratories in Saskatoon, Saskatchewan carried out all assaying.

To find out more about Oromin Explorations Ltd. (TSX-V:OLE), visit www.oromin.com.

On behalf of the Board of Directors of

OROMIN EXPLORATIONS LTD.

___”Chet Idziszek”_______________

Chet Idziszek, President

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY

FOR THE ADEQUACY AND ACCURACY OF THIS RELEASE

N
Oromin West Boundary
DENDIFA WEST
MALEKO
SABODALA
NORTH
SEKOTO
Sabodala
Deposit
MASATO
(7-10,36-39)
MAMAKONO
Niakafiri
Deposit
** MDL
NIAKAFIRI
SOUTHWEST
NIAKAFIRI
SOUTHEAST
(5,6)
GOLOUMA
MAKI
MADINA
NORTHWEST
KOROLO
WEST
(1,2,16-29,34,35,40,41)
KOBOKOTO
EAST
(4,30,31)
SOUTH
(3,11-15,32,33)
*** Oromin East Boundary
CLOVERLEAF
GOUMBATI
KINEMBA
WEST
KINEMBA

2 Kilometres

Legend

* Soil Geochemistry	Interpreted Structure	DH #
>500 ppb Au		(7-10,36-39)
>200 ppb Au		
> 150 ppb Au		
>100 ppb Au		
> 50 ppb Au		

* Oromin & BRGM Data
** MDL Concession (20.7 sq/km)
*** Oromin Concession (230 sq/km)

Oromin Explorations Ltd.

Sabodala Project Compilation Map

September 2006